UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-14394

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAN TRUST INVESTMENT SERVICES INC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

910 S El Camino Real, Suite 200
(No. and Street)

San Clemente	CA	92672
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ian Lippy	949-524-2742	i.lippy@amtruinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ian Lippy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Trust Investment Services Inc _____, as of December 31 _____, 2025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Operating Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

American Trust Investment Services, Inc.

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2025

Filed as PUBLIC information Pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934.

CONTENTS



LMHS, P.C.
Certified Public Accountants and Advisors

<center>*Report of Independent Registered Public Accounting Firm*</center>

To The Shareholder
American Trust Investment Services, Inc.
San Clemente, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Trust Investment Services, Inc., as of December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Trust Investment Services, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to American Trust Investment Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

LMHS, P.C.

LMHS, P.C.

We have served as American Trust Investment Services, Inc.'s auditor since 2025.

Norwell, Massachusetts

March 27, 2026


Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of

mgiworldwide .

American Trust Investment Services, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Nature of business and summary of significant accounting policies

Nature of Business

American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968, as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue

Commission revenue earned on customer security transactions is accounted for on a trade-date basis. Revenue is recognized when fees are charged in compliance with GAAP and with FASB ASC 606 when performance obligations have been satisfied and, in the period earned.

Securities Transactions

Securities transactions of the Company, including commission revenue and related expenses, are recorded on a trade date basis, which is the same business day as the transaction date.

Underwriting Fees

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

Advisory Services

The Company provides advisory services on mergers and acquisitions. Revenue for Advisory arrangements is generally recognized at the point in time that the performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Depreciation

Depreciation of fixed assets was provided for using the straight-line method over five years.

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. **Nature of business and summary of significant accounting policies (continued)**

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at three financial institutions but uses one primarily for its operations and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated all significant events or transactions that occurred through the audit report date, and the date these financial statements were available to be issued.

2. **Income Taxes**

The Corporation is a C Corporation for income tax purposes.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2022.

3. **Fair Value Measurement**

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

American Trust Investment Services, Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

3. Fair Value Measurement (continued)

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2025, are as follows:

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 2,534,725	$ -	$ -	$2,534,725

4. Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2025, the Company's net capital and required net capital were $3,366,748 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was .34 to 1.0.

5. Lease Commitments

During 2025, the Company leased six office spaces under month-to-month agreements. Two of these leases expired during 2025. As of December 31, 2025, the Company maintained four office space leases with total monthly payments of $6,885. Lease payments for the year ended December 31, 2025, totaled $118,389 and have been satisfied. See Note 9.

6. Clearing Agreement with Off-Balance Sheet Risk

The Company has clearing arrangements on a Fully Disclosed basis with RBC Correspondent Sources and Axos Clearing Services. The Company has provided the clearing firm with a $50,000 security deposit and a $100,000 security deposit, respectively. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations, and it is necessary for either Correspondent to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred.

7. Affiliated Transactions

The Company is part of a group of companies under common control with LCM Holdings, Inc., its ultimate parent. Historically, the Company shared certain management personnel, registered representatives, office space, and administrative and accounting support services with other members of the consolidated group. During 2025, the Company transitioned away from some of these shared arrangements and no longer shares employees or office space with affiliated entities.

The Capital Markets Group Inc. ("TCMG"), a wholly owned subsidiary of the ultimate parent, previously acted as the Professional Employer Organization ("PEO") for the Company and two other affiliated entities under common control with the ultimate parent. For the period from January 1, 2025, through April 15, 2025, the Company was charged $693,000 by TCMG to cover payroll, benefits, and insurance for the Company's employees. This amount is included in the accompanying statement of operations as salaries and consulting paid by PEO. Subsequent to this period, the Company began processing payroll, benefits, and insurance internally through TriNet.

The Company also earns fees from providing certain administrative services to the advisory clients of two affiliated group members (Chicago Capital Management Advisors, Inc. and American Trust Investment Services Advisory, Inc.) that have customer accounts carried by the Company's introducing broker, RBC Clearing. Other revenues in the accompanying statement of operations include $15,132 earned from these affiliates for these services.   The

7. Affiliated Transactions (continued)

Company may also execute securities transactions for the advisory clients of these two related group members. The Company does not earn any commissions on these transactions.

The Company previously had an agreement with its parent company, CCIG, under which the parent provided accounting and corporate filing services to the Company. For the year ended December 31, 2025, the Company was charged $9,000 by the parent for these services for the period from January 1, 2025, through June 30, 2025. This amount is included in consulting expenses in the accompanying statement of operations. Subsequent to this period, the Company began performing all accounting and corporate filing functions internally.

For the year ended December 31, 2025, the Company received equity contributions from its Parent, which have been approved by board resolutions of the ultimate Parent, of $2,467,000.

8. Contingent Liabilities

As a result of a 2021 and a 2023 FINRA examination that reviewed selected aspects of the Company's business and operations, FINRA elected to refer the Company to enforcement. In connection with this referral, FINRA also issued cautionary actions. In April 2025, the Company executed a Letter of Acceptance, Waiver, and Consent ("AWC") wherein they accepted and consented to the following findings by FINRA without admitting or denying them: The Company failed to reasonably supervise several areas since at least June 2020. From July 2020 to April 2021, the Company violated FINRA Rules 3110 and 2010 by failing to reasonably supervise sales of GWG L Bonds for compliance with Regulation Best Interest (Reg BI) and FINRA Rule 2111. In addition, since June 30, 2020, the Company also failed to establish policies and procedures, and a supervisory system, reasonably designed to achieve compliance with Reg BI, thus willfully violating Securities Exchange Act Rule 15l-1(a)(1), and violating FINRA Rules 3110 and 2010. Further, from June 2020 to at least June 2021, the Company violated FINRA Rules 3110 and 2010 by failing to reasonably supervise for compliance with Securities Act of 1933 rules prohibiting general solicitation of private placement offerings. As a result of this settlement the Company understands by violating Securities and Exchange Act Rule 15L-1(A)(1) and that under Article III, Section 4 of FINRA's by-laws, this makes the Company subject to a statutory disqualification with respect to membership. The Company has complied with the prescribed process to maintain membership and believes it will remain active and continue to operate successfully. For these and other violations, the Company was censured, fined $100,000, ordered to pay restitution of $166,000, and agreed to retain an independent consultant to conduct a comprehensive review of the adequacy of the Company's supervisory system, policies, procedures, and internal controls. The Company paid the fine and restitution in full and retained the independent consultant in accordance with the terms of the settlement.

During the year ended December 31, 2025, the Company resolved various customer disputes through settlement agreements executed in the ordinary course of business. These settlements were recorded as expenses in the period incurred. The Company settled fifteen customer disputes during 2025, with total settlement payments of $827,903.

As of December 31, 2025, the Company had eight open FINRA arbitration cases. These cases are scheduled for hearings after the report date. These cases primarily relate to customer disputes, or complaints and other matters arising in the ordinary course of business. Although there can be no assurances of potential outcomes, the Company believes it has meritorious defenses and intends to defend itself vigorously in each case. The Company has recorded a $250,000 provision for litigation that management believes is sufficient to cover any losses associated with these matters, in accordance with ASC 450, Contingencies.

9. Operating Lease

The Company accounts for leases in accordance with FASB ASC 842, Leases. The Company is a lessee in operating leases for office space. The Company has elected not to recognize ROU assets and lease liabilities for short-term leases with a lease term of 12 months or less at lease commencement and that do not include a purchase option the Company is reasonably certain to exercise. Lease expense associated with short-term leases is recognized on a straight-line basis over the lease term.

9. Operating Lease (continued)

As of December 31, 2025, the Company did not have any leases that required recognition of a right-of-use ("ROU") asset or lease liability under ASC 842. Accordingly, no ROU assets or lease liabilities are reflected in the accompanying financial statements for the year ended December 31, 2025.

Subsequent to December 31, 2025, the Company entered into a longer-term office lease that will require recognition of a right-of-use asset and corresponding lease liability in accordance with ASC 842 beginning in 2026.

10. Deferred Income Taxes

The Company records deferred income taxes to recognize the tax effect of temporary differences between financial statement and tax reporting and for net operating loss carryforwards. In 2024, management determined that realization of the deferred tax asset relating to prior year net operating losses was no longer probable. As a result, a full valuation allowance of $145,300 was recorded against deferred tax assets.

As of December 31, 2025, the Company has cumulative net operating loss carryforward of $766,821 from 2024. The Company expects to utilize a portion of these net operating losses to offset taxable income for the 2025 tax year.

11. Segment Disclosure

The Company has identified its CFO as the chief operating decision maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States, which is comprised of several classes of services, including riskless principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The CODM manages the business The activities using information of the Company as a whole accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 1) and excess net capital is measured in accordance with SEC Rule 15c3-1.

12. Receivable from Clearing Broker/Dealers

The Company's receivable from clearing firm and mutual funds includes revenues earned from executing customer securities transactions. The balance receivable from clearing firm as of December 31, 2025, was $314,016.

13. Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense. Management determined that an allowance for credit losses was not necessary at December 31, 2025.

14. General Indemnification for Investment Banking Services

American Trust Investment Services, Inc. ("American Trust") provides a range of investment banking services to its clients. In connection with these services, our engagement agreements typically include provisions under which our clients agree to indemnify and hold harmless American Trust, its affiliates, and their respective partners, officers, directors, employees, agents, and controlling persons, as well as their respective service providers retained in connection with the specific engagement (collectively, the "Indemnified Parties"), to the fullest extent permitted by law. Such indemnification obligations generally require the client to protect the Indemnified Parties against certain losses, claims, damages, liabilities, judgments, awards, penalties, fines, costs, and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively, "Losses") arising out of or relating to the services we provide.

These services can include, but are not limited to:

- Financial advisory services (e.g., mergers and acquisitions, restructurings);

- Underwriting services for the issuance of securities;

- Private placements of securities;

- Valuation services; and

- Other capital markets or strategic advisory assignments.

Indemnification of Clients, Directors, and Officers

In certain circumstances, American Trust Investment Services, Inc. ("American Trust") may be required to indemnify and hold harmless its clients, their directors, their officers who have signed registration statements, and any persons who control the client within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Securities Exchange Act of 1934. This indemnification applies against any and all losses, liabilities, claims, damages, and expenses (including reasonable attorneys' fees and costs), but only to the extent such losses arise out of or are based upon untrue statements or omissions made in any registration statement, preliminary prospectus, pricing disclosure package, prospectus, amendment, supplement, or related filings, and only where such untrue statements or omissions were made in reliance upon, and in strict conformity with, information furnished by American Trust specifically for use in those documents. If a claim is brought against the client, its directors, officers, or controlling persons based on such materials, and indemnification is sought from American Trust, the rights and obligations of the parties regarding defense and reimbursement of expenses will mirror those typically provided for in standard underwriting indemnification procedures, including the prompt notification of claims and American Trust's right to participate in or assume the defense.

These indemnification provisions are intended to manage risk associated with investment banking engagements and are in addition to any other rights American Trust may have under law or equity.

The Placement Agent shall indemnify and deferred or at its option settle and hold harmless the Manager and the Fund and each officer, employee, and agent of the Manager and the Fund from and against any and all losses arising out of (i) any material misstatement made by the Placement Agent or its affiliates that does not reflect a statement approved by the Manager, (ii) any breach by the Placement Agent of any representation, warranty, covenant or agreement contained in this Agreement and (iii) any action taken or omitted to be taken by the Placement Agent pursuant to this Agreement, except to the extent such losses result from the Manager's of the Fund's breach of this Agreement, breach of the Offering Documentation or bad faith, willful misconduct, or gross negligence by the Manager or the Fund.